DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/28/06

1. NAME OF REPORTING PERSON
Bulldog Investors-Karpus Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,417,956

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

30.04%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

738,100

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER
738,100
_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

738,100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.64%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________



1. NAME OF REPORTING PERSON
Karpus Investment Management, Jo Ann Van Degriff, George W.
Karpus, Karpus Management Inc., Urbana Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

679,856

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
679,856
_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

679,856

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.40%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.6 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The Bulldog ? Karpus Group has made several proposals to management of SQF with the goal of avoiding a proxy contest.
However, management has been intransigent. As a result, the Bulldog ? Karpus Group intends to gain control of SQF and intends to terminate the investment management agreement between SQF and J. & W. Seligman & Co. Incorporated.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi annual report dated April 30, 2006 and filed on July 6, 2006 there were 4,720,442 shares of SQF outstanding. The percentage set forth in item 5 was derived using such number.

5a-b
Bulldog Investors -Karpus Group are deemed to be the beneficial owners of 1,417,956 shares of SQF or 30.04% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 738,100 shares of SQF or 15.64% of the outstanding shares. Power to dispose and vote securities resides with Mr. Goldstein or Mr. Dakos.

KIM beneficially owns 679,856 shares of SQF or 14.40% of the outstanding shares. GEORGE KARPUS PRESENTLY OWNS 32,200 SHARES. KARPUS MANAGEMENT INC. CURRENTLY OWNS 1900 SHARES. JO ANN VAN DEGRIFF PRESENTLY OWNS 2,870 SHARES.

Additionally Urbana Partners L.P. beneficially owns 15,400 shares of SQF. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns
6.01%.  NONE OF THE OTHER PRINCIPALS OF KIM PRESENTLY OWN SHARES OF SQF.


KIM HAS THE SOLE POWER TO DISPOSE OF AND TO VOTE ALL OF SUCH SHARES UNDER LIMITED POWERS OF ATTORNEY.


c)	During the past 60 days the following shares of SQF were
Traded:
KARPUS
6/13/2006		2500		12.61
6/15/2006		3000		12.61
6/20/2006		300		12.57
6/21/2006		1000		12.60
6/22/2006		12200		12.43
6/29/2006		-2750		12.50
7/3/2006		3000		12.40
7/6/2006		-200		12.70
7/7/2006		1000		12.50
7/12/2006		200		12.50
7/21/2006		-500		12.70
7/26/2006		-4300		12.70


BULLDOG

4/12/2006	300	 $   12.82
4/13/2006	1,000	 $   12.82
4/13/2006	5000	 $   12.82
4/13/2006	1000	 $   12.76
4/13/2006	1000	 $   12.76
4/13/2006	200	 $   12.76
4/17/2006	700	 $   12.70
4/18/2006	900	 $   12.70
4/21/2006	300	 $   12.70
4/24/2006	700	 $   12.73
5/16/2006	400	 $   12.76
5/18/2006	1500	 $   12.78
5/19/2006	2400	 $   12.77
5/22/2006	1200	 $   12.77
5/26/2006	100	 $   12.79
5/26/2006	2500	 $   12.83
5/30/2006	600	 $   12.75
5/31/2006	100	 $   12.70
6/1/2006	1,500	 $   12.75
6/1/2006	2,300	 $   12.75
6/1/2006	3000	 $   12.75
6/7/2006	3800	 $   12.71
6/7/2006	1200	 $   12.71
6/7/2006	2000	 $   12.71
6/7/2006	5,000	 $   12.71
6/7/2006	10000	 $   12.72
6/8/2006	2300	 $   12.65
6/12/2006	400	 $   12.65
6/13/2006	800	 $   12.60
6/14/2006	900	 $   12.65
6/14/2006	4500	 $   12.68
6/15/2006	3300	 $   12.61
6/16/2006	2800	 $   12.62
6/20/2006	100	 $   12.60
6/22/2006	5000	 $   12.55
6/22/2006	1000	 $   12.55
6/22/2006	1000	 $   12.45
6/22/2006	1000	 $   12.45
6/22/2006	1900	 $   12.45
6/23/2006	300	 $   12.55
6/26/2006	1150	 $   12.46
6/26/2006	1150	 $   12.46
6/26/2006	1150	 $   12.46
6/26/2006	1150	 $   12.46
7/10/2006	4000	 $   12.55
7/11/2006	2500	 $   12.50
7/11/2006	2500	 $   12.50
7/13/2006	2300	 $   12.58
7/13/2006	900	 $   12.55
7/19/2006	500	 $   12.63
7/24/2006	300	 $   12.68
7/26/2006	3400	 $   12.70
7/26/2006	1300	 $   12.70
7/26/2006	800	 $   12.70
7/26/2006	1000	 $   12.70
7/26/2006	1100	 $   12.70
7/26/2006	7100	 $   12.70
7/27/2006	800	 $   12.70



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/28/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:	Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.